GREEN HYGIENICS HOLDINGS INC
1937 Pendrell Street, Suite 1004, Vancouver, B.C., Canada

June 26, 2013

To:	United States Securities and Exchange Commission
Division of Corporation Finance

Re:	Green Hygienics Holdings, Inc., Form 8-K Filed June 11, 2013 File No. 000-54338

Attention of:
Steve Lo, Staff Accountant

The following are our responses to your comments in your letter dated June 13, 2013:

Form 8-K Filed June 11, 2013

1. Our board of directors did not determine that previously-issued interim financial statements should no longer be relied upon – we were advised by our independent accountant that disclosure should be made or action should be taken to prevent future reliance on our January 31, 2013 interim financial statements. We also note that:
- We were first advised that disclosure should be made or action should be taken to prevent future reliance on the previously issued interim review related to the six month January 31, 2013 financial statements on or about June 7, 2013;
- The financial statements that should no longer be relied upon are dated January 31, 2013 for the three and six months then ended;
- the information provided by the accountant to us and included in the 8K is that the conversion grant date was during the January 31, 2013 quarter and the fair market value of the Company’s common shares on the grant date is used to value the shares issued for settlement which resulted in a $154,000 loss, representing a large percentage of the net loss during the January period end. The debt was agreed to be settled during the January 31, 2013 quarter in common shares, therefore, the transaction should have been recorded as a stock payable; and
- an authorized officer of the Company discussed with the independent accountant the matters disclosed in the filing pursuant to Item 4.02(b).

2. The debt conversion was agreed to by the creditor(s) during the January quarter and, based on the date of the agreement, a conversion value (loss) occurred which was not properly recorded in that quarter. The amended financial information is disclosed in the Company’s April quarter, and is to be attached as an exhibit to the amended 8K. Also to be filed as an exhibit to the amended 8K is our auditors consent letter. An amended January form 10Q will be filed as soon as possible.

Acknowledgment
We acknowledge that:
- The company is responsible for the adequacy and accuracy of the disclosure in the filing;
- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely

/s/ Dave Ashby
Dave Ashby
President, Green Hygienics Holdings, Inc.

Per the Company’s debt settlement agreements consummated during its third quarter ended April 30, 2013, a conversion feature was added and agreed to for a settlement of $50,000 in debt prior to February 1, 2013. The conversion feature resulted in a benefit of $204,000 on recognition of the fair market value of the common shares to be issued on conversion, resulting in a loss on conversion of $154,000, increasing the deficit at January 31, 2013 by $154,000, increasing stock payable by $204,000 at January 31, 2013 and reducing loans payable by $50,000 at January 31, 2013. It became necessary to restate the financial statements for the six months ended January 31, 2013. The results of that restatement are as follows:

		January 31, 2013
		As reported
Assets		(unaudited)	Adjustment	As restated
Current assets	$
Cash		1,585	$0	$1,585
Total current assets		1,585	0	1,585

Total Assets		$1,585	$0	$1,585

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$277,456	$0	$277,456
Management fees payable		153,004	0	153,004
Loans payable		213,000	(50,000)	163,000

Total current liabilities		643,460	(50,000)	593,460

Total Liabilities		643,460	(50,000)	593,460

Stockholders' Deficiency
Common Stock, $0.001 par value 200,000,000 Common Shares Authorized 56,133 Common Shares Issued (July 31, 2012: 42,133)		56	0	56
Additional paid-in capital		1,650,037	0	1,650,037
Stock payable		50,000	204,000	254,000
Deficit accumulated during development stage		(2,341,968)	(154,000)	(2,495,968)
Total stockholders’ deficit		(641,875)	50,000	(591,875)

Total liabilities and stockholders’ deficit		$1,585	$0	$1,585

The accompanying condensed notes are an integral part of these financial statements.

	For the three months ended January 31, 2013			For the six months ended January 31, 2013
	As reported	Adjustment	As restated	As reported	Adjustment	As restated
REVENUE	$0	$0	$0	$0	$0	$0

EXPENSES
Business system development	0	0	0	0	0	0
Mineral claim impairment loss	0	0	0	0	0	0
Professional fees	7,002	0	7,002	15,585	0	15,585
Directors fees	0	0	0	16,800	0	16,800
Consulting and administration fees	24,500	0	24,500	24,500	0	24,500
Management fees	0	0	0	22,500	0	22,500
Filing fees	2,876	0	2,876	8,822	0	8,822
Office	(277)	0	(277)	7,724	0	7,724
Total Expenses	34,101	0	34,101	95,931	0	95,931

Net loss from Operations before Other Expense:	(34,101)	0	(34,101)	(95,931)	0	(95,931)
Loss on conversion of debt	0	(154,000)	(154,000)	0	(154,000)	(154,000)
Foreign exchange gain	0	0	0	0	0	0
Interest on debt	(3,457)	0	(3,457)	(6,914)	0	(6,914)

Net loss before income tax	(37,558)	(154,000)	(191,558)	(102,845)	(154,000)	(256,845)
Provision for income tax	0	0	0	0	0	0

Net Loss	$(37,558)	$(154,000)	$(191,558)	$(102,845)	$(154,000)	$(256,845)

Basic and diluted loss per share	$(0.67)		$(3.41)	$(1.91)		(4.78)

Weighted average number of shares outstanding	56,133		56,133	53,774		53,774

The accompanying condensed notes are an integral part of these financial statements.

	For the six months ended January 31, 2013
	As reported	Adjustment	As restated
Cash Flow from Operating Activities
Net loss	$(102,845)	$(154,000)	$(256,845)
Adjustments to reconcile net loss to net cash used:
Services paid with common stock	16,800	0	16,800
Imputed interest	6,914	0	6,914
Loss on conversion of debt	0	154,000	154,000
Changes in:
Prepaid expense	0	0	0
Accounts payable	10,216	0	10,216
Management fees payable	20,500	0	153,004
Accrued interest and fees	0	(0)	0
Net cash used in operating activities	(48,415)	(0)	(48,415)

Cash Flow from Investing Activities
Net cash used in investing activities	$0	$0	$0

Cash Flow from Financing Activities

Proceeds from shareholder loan	0	0	0
Loans payable	0	0	0
Convertible loan subscription	0	0	0
Proceeds from shares issued for cash	50,000	0	50,000
Proceeds from shares issued to founders	0	0	0

Net cash provided by financing activities	$50,000	$0	$50,000

Change in cash for the period	1,585	0	1,585
Cash at beginning of period	0	0	0
Cash at end of period	$1,585	$0	$1,585

Cash Paid For:
Interest	$0	$0	$0
Income Tax	$0	$0	$0
Non cash transactions:
Conversions of debt	$50,000	$0	$50,000
Cancellation of common shares	$0	$0	$0